Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Great Lakes Dredge & Dock Corporation

(in thousands except ratios)

	Six Months Ended June 30, 2017	Fiscal Year Ended December 31,
		2016	2015	2014	2013	2012
Pretax income (loss) from continuing operations (1)	$(6,716)	$(11,604)	$(2,635)	$6,293	$29,109	$11,590
Fixed Charges	14,722	29,549	31,007	27,766	28,556	27,594
Capitalized Interest	(4,066)	(5,628)	(3,227)	(1,401)	(522)	—
Distributed income of equity investees	—	—	—	—	—	—

	$3,940	$12,317	$25,145	$32,658	$57,143	$39,184

Fixed Charges:
Interest expense and amortized deferred financing costs	$12,023	$22,907	$24,365	$19,967	$21,941	$20,920
Estimated interest expense in operating leases	2,699	6,642	6,642	7,799	6,615	6,674
Preference security dividend requirements	—	—	—	—	—	—

Total fixed charges	$14,722	$29,549	$31,007	$27,766	$28,556	$27,594

Ratio of earnings to fixed charges (2)	0.3	0.4	0.8	1.2	2.0	1.4

(1)	Before adjustment for noncontrolling interests in consolidated subsidiaries and income (loss) from equity investees.
(2)	The Company had deficiencies of earnings to fixed charges of $10,782 for the six months ended June 30, 2017, and $17,232 and $5,862 for the year ended December 31, 2016 and 2015, respectively.